INDIGO INTERNATIONAL, CORP.

68A NOWE TLOKI STREET, WOLSZTYN, POLAND 64200

TEL: 48.717.106630

FAX: 48.717.243634

E-MAIL: INDIGOINTERNATIONALCORP@GMAIL.COM

March 16, 2011

Ms. Pamela Howell

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Indigo International, Corp.

Registration Statement on Form S-1,

Filed on December 27, 2010

Filing No. 333-171423

Dear Ms. Howell:

This letter shall serve as the request of Indigo International, Corp. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Friday, March 18, 2011, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Ireneusz Antoni Nawrot

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Ireneusz Antoni Nawrot, President